Unleash Innovation TSMC, Ltd© 02023 TSMC Property Unleash Innovation 2023 Third Quarter Earnings Conference October 19, 2023

Unleash Innovation TSMC, Ltd© 12023 TSMC Property Agenda • Welcome Jeff Su, IR Director • 3Q23 Financial Results and 4Q23 Outlook Wendell Huang, CFO • Key Messages Wendell Huang, CFO C.C. Wei, CEO • Q&A

Unleash Innovation TSMC, Ltd© 22023 TSMC Property Safe Harbor Notice • TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. • Information as to those factors that could cause actual results to vary can be found in TSMC’s 2022 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 20, 2023 and such other documents as TSMC may file with, or submit to, the SEC from time to time. • Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Unleash Innovation TSMC, Ltd© 32023 TSMC Property Statements of Comprehensive Income Selected Items from Statements of Comprehensive Income 3Q23 (In NT$ billions unless otherwise noted) Guidance Net Revenue (US$ billions) 17.28 16.7-17.5 15.68 20.23 +10.2% -14.6% Net Revenue 546.73 480.84 613.14 +13.7% -10.8% Gross Margin 54.3% 51.5%-53.5% 54.1% 60.4% +0.2 ppt -6.1 ppts Operating Expenses (68.70) (58.19) (60.19) +18.1% +14.2% Operating Margin 41.7% 38%-40% 42.0% 50.6% -0.3 ppt -8.9 ppts Non-Operating Items 13.87 12.72 6.37 +9.1% +117.9% Net Income to Shareholders of the Parent Company 211.00 181.80 280.87 +16.1% -24.9% Net Profit Margin 38.6% 37.8% 45.8% +0.8 ppt -7.2 ppts EPS (NT Dollar) 8.14 7.01 10.83 +16.1% -24.9% ROE 25.8% 23.2% 42.9% +2.6 ppts -17.1 ppts Shipment (Kpcs, 12"-equiv. Wafer) 2,902 2,916 3,974 -0.5% -27.0% Average Exchange Rate--USD/NTD 31.64 30.80 30.67 30.32 +3.2% +4.4% * Diluted weighted average outstanding shares were 25,929mn units in 3Q23 ** ROE figures are annualized based on average equity attributable to shareholders of the parent company 3Q23 2Q23 3Q22 3Q23 Over 2Q23 3Q23 Over 3Q22

Unleash Innovation TSMC, Ltd© 42023 TSMC Property 3Q23 Revenue by Technology

Unleash Innovation TSMC, Ltd© 52023 TSMC Property 3Q23 Revenue by Platform Smartphone Automotive Others HPC IoT DCE

Unleash Innovation TSMC, Ltd© 62023 TSMC Property Balance Sheets & Key Indices Selected Items from Balance Sheets (In NT$ b illions) Amount % Amount % Amount % Cash & Marketable Securities 1,551.32 28.3% 1,489.96 28.9% 1,498.87 32.3% Accounts Receivable 222.83 4.1% 191.03 3.7% 261.54 5.6% Inventories 262.09 4.8% 234.33 4.6% 218.34 4.7% Long-term Investments 116.35 2.1% 94.61 1.8% 75.80 1.6% Net PP&E 3,132.66 57.1% 2,947.23 57.2% 2,411.49 51.9% Total Assets 5,484.56 100.0% 5,149.47 100.0% 4,643.30 100.0% Current Liabilities 970.04 17.7% 810.83 15.8% 807.43 17.4% Long-term Interest-bearing Debts 937.49 17.1% 907.32 17.6% 845.44 18.2% Total Liabilities 2,111.74 38.5% 1,944.00 37.8% 1,890.99 40.7% Total Shareholders' Equity 3,372.82 61.5% 3,205.47 62.2% 2,752.31 59.3% Key Indices A/R Turnover Days Inventory Turnover Days Current Ratio (x) Asset Productivity (x) * Total outstanding shares were 25,932mn units at 9/30/23 ** Asset productivity = Annualized net revenue / Average net PP&E 96 3Q23 2Q23 3Q22 35 32 36 99 90 2.1 2.4 2.5 0.7 0.7 1.1

Unleash Innovation TSMC, Ltd© 72023 TSMC Property Cash Flows (In NT$ billions) 3Q23 2Q23 3Q22 Beginning Balance 1,276.72 1,385.23 1,253.19 Cash from operating activities 294.65 167.25 412.70 Capital expenditures (226.62) (250.53) (265.97) Cash dividends (71.30) (71.30) (71.30) Short-term loans 0.00 0.00 (116.01) Bonds payable 9.80 40.70 59.65 Investments and others 28.56 5.37 23.75 Ending Balance 1,311.81 1,276.72 1,296.01 Free Cash Flow 68.03 (83.28) 146.73 * Free cash flow = Cash from operating activities – Capital expenditures *

Unleash Innovation TSMC, Ltd© 82023 TSMC Property 4Q23 Guidance ◼ Revenue to be between US$ 18.8 billion and US$ 19.6 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 32 NT dollars, management expects: ◼ Gross profit margin to be between 51.5% and 53.5% ◼ Operating profit margin to be between 39.5% and 41.5%

Recap of Recent Major Events

Unleash Innovation

- TSMC Announces Breakthrough Set to Redefine the Future of 3D IC. New 3Dblox 2.0 and 3DFabric Alliance Achievements Were Detailed at 2023 OIP Ecosystem Forum (2023/09/28)
- TSMC Accelerates Renewable Energy Adoption and Moves RE100 Target Forward to 2040 (2023/09/15)
- TSMC Board of Directors Approved the Purchase of 10% Equity Interest in IMS Nanofabrication Global, LLC from Intel Corporation for an Amount Not Exceeding US$432.8 Million (2023/09/12)
- TSMC Board of Directors Approved an Investment in Arm Holdings plc in an Amount Not Exceeding **US$100 Million Based on Arm's Share Price at IPO (2023/09/12)**
- **MediaTek Successfully Develops First Chip Using TSMC's 3nm Process, Set for Volume Production in** 2024 (2023/09/07)
- TSMC, Bosch, Infineon, and NXP Establish Joint Venture European Semiconductor Manufacturing Company (ESMC) to Bring Advanced Semiconductor Manufacturing to Europe (2023/08/08)
- TSMC Board of Directors Approved NT$3.00 Cash Dividend for the Second Quarter of 2023 and Set December 14 as the Ex-Dividend Date, December 20 as the Record Date and January 11, 2024 as the Distribution Date (2023/08/08)
- TSMC Inaugurates Global R&D Center, Celebrating Its Newest Hub for Technology Innovation (2023/07/28)

- Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements

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